UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-39530

ImmunoPrecise Antibodies Ltd.

(Translation of registrant’s name into English)

3204 - 4464 Markham Street, Victoria, British Columbia V8Z 7X8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibits 99.1 and 99.2 of this Form 6-K are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 (File No. 333-249957) of the Company, as amended.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Condensed Interim Consolidated Financial Statements (Unaudited) of ImmunoPrecise Antibodies Ltd. dated October 31, 2020 and 2019.

99.2	Management’s Discussion and Analysis of ImmunoPrecise Antibodies Ltd. for six months ended October 31, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNOPRECISE ANTIBODIES LTD.

Date: February 3, 2021	By:	/s/ Lisa Helbling
Lisa Helbling
Chief Financial Officer